D R A F T


                         FINANCIAL CONSULTING AGREEMENT



                                                            ______________, 1998



East Coast Venture Capital, Inc.
50 East 42nd Street
Suite 1301
New York, New York 10017

Attn: ZINDEL ZELMANOVITCH, PRESIDENT


Gentlemen:

         This agreement (the "Agreement") will confirm the arrangements, terms and conditions pursuant to which First Liberty Investment Group, Inc. (the "Consultant") has been retained to serve as consultant and advisor to East Coast Venture Capital, Inc., a Delaware corporation (the "Company"), on a non-exclusive basis for the term set forth in Section 2 below. The undersigned hereby agree to the following terms and conditions:

1.       DUTIES OF CONSULTANT.

         (a) CONSULTING SERVICES. Consultant will provide such financial consulting services and advice pertaining to the Company's business affairs as the Company may from time to time reasonably request. Without limiting the generality of the foregoing, Consultant will assist the Company in developing, studying and evaluating financing, merger and acquisition proposals, prepare reports and studies thereon when advisable, and assist in negotiations and discussions pertaining thereto.

         (b) FINANCING. Consultant will assist and represent the Company in obtaining both short and long-term financing, when so requested by the Company. The Consultant will be entitled to additional compensation under such terms as may be agreed to by the parties.

         (c) WALL STREET LIAISON. Consultant will, when appropriate, arrange meetings between representatives of the Company and individuals and financial institutions in the investment community, such as security analysts, portfolio managers and market makers.

         The services described in this Section 1 shall be rendered by Consultant without any direct supervision by the Company and at such time and place and in such manner (whether by conference, telephone, letter or otherwise) as Consultant may determine.

2.       TERM.

         This Agreement shall continue for a period of thirty-six (36) months from the date hereof (the "Term").

3.       COMPENSATION.

         (a) As compensation for Consultant's services hereunder, the Company shall pay to Consultant the sum of $3,000.00 per month, or an aggregate fee of $108,000. Consultant's fee shall be due and payable in full on the date hereof.

4. RELATIONSHIP. Nothing herein shall constitute Consultant as an employee or agent of the Company, except to such extent as might hereinafter be agreed upon for a particular purpose. Except as might hereinafter be expressly agreed, Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

5. CONFIDENTIALITY. Except in the course of the performance of its duties hereunder, Consultant agrees that it shall not disclose any trade secrets, know-how, or other proprietary information not in the public domain learned as a result of this Agreement unless and until such information becomes generally known.

6. ASSIGNMENT AND TERMINATION. This Agreement shall not be assignable by either party except to successors to all or substantially all of the business of such party for any reason whatsoever without the prior written consent of the other party, which consent may not be arbitrarily withheld by the party whose consent is required.



                                               Very truly yours,


                                               FIRST LIBERTY INVESTMENT
                                                 GROUP, INC.



                                               By:
                                                  -----------------------------



AGREED AND ACCEPTED:


EAST COAST VENTURE CAPITAL, INC.



By:
   -----------------------------------
   Zindel Zelmanovitch, President